2007 JUL 23 P 12: 27

FICE OF INTERNATIONAL
CORPORATE FINANCE

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 5, 2007

07025491

By Air Mail

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Confirmation of the Adequacy of Annual Securities Report (Summary Translations dated July 2, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

dlw 7/25